Exhibit 99.1

Price Waterhouse & Co Chartered Accountants LLP

Report of Independent Auditors

To the Board of Directors

Ibibo Group Holdings (Singapore) Pte Ltd.

We have reviewed the accompanying condensed carve-out combined interim financial statements of Ibibo Group Holdings (Singapore) Pte Ltd and its subsidiaries and associate which comprise of condensed carve-out combined interim balance sheet as of December 31, 2016, and the related condensed carve-out combined Profit or Loss, Invested Capital and Other Comprehensive Income for the nine month periods ended December 31, 2016 and December 31, 2015 and the condensed statement of cash flows for the nine month periods ended December 31, 2016 and December 31, 2015. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed carve-out interim financial statements for them to be in conformity with the accounting principles under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

We previously audited, in accordance with the with auditing standards generally accepted in the United States of America, the carve-out combined balance sheet as of March 31, 2016, and the related profit or loss and Other Comprehensive Income and of cash flows for the year then ended (not presented herein), and in our report dated November 28, 2016, we expressed an unqualified opinion on those carve-out combined financial statements. In our opinion, the information set forth in the accompanying condensed carve-out combined balance sheet as of March 31, 2016 is fairly stated, in all material respects, in relation to the condensed carve-out combined balance sheet from which it has been derived.

This report is addressed to the Board of Directors of the Company and has been prepared for and only for the purposes of the Company’s filing with the Securities Exchange Commission (SEC) of the United States of America. This report should not be otherwise used or shown to or otherwise distributed to any other party or used for any other purpose except with our prior consent in writing. Price Waterhouse & Co. Chartered Accountants LLP neither accepts nor assumes any duty, responsibility or liability to any other party or for any other purpose.

For Price Waterhouse & Co Chartered Accountants LLP

Firm Registration Number: (304026E/E-300009)

Gurgaon, India

May 4, 2017

Price Waterhouse & Co Chartered Accountants LLP, Building No. 8, 7th & 8th Floor, Tower B, DLF Cyber City

Gurgaon 122 002, Haryana

T: +91 (124) 4620 000, F: +91 (124) 4620 620

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Price Waterhouse & Co. (a Partnership Firm) converted into Price Waterhouse & Co Chartered Accountants LLP (a Limited Liability Partnership with LLP identity no: LLPIN AAC-4362) with effect from July 7, 2014. Post its conversion to Price Waterhouse & Co Chartered Accountants LLP, its ICAI registration number is 304026E/E-300009 (ICAI registration number before conversion was 304026E)

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Unaudited Condensed Combined Statement of Profit or Loss and Other Comprehensive Income (Loss)

		For the 9 months period ended December 31,
	Note	2015	2016	2016
		Amounts in SGD	Amounts in SGD	Amounts in USD
Revenue
Air ticketing	6	18,263,807	24,861,467	17,182,574
Hotels and packages	6	16,448,394	37,176,131	25,693,642
Bus ticketing	6	20,869,104	27,750,173	19,179,054
Other revenue	6	1,521,702	5,829,794	4,029,162

Total revenue		57,103,007	95,617,565	66,084,432
Other income	8	498,804	1,271,344	878,668
Service cost
Procurement cost of hotel and packages services	6	13,291,394	21,144,237	14,613,475
Commission paid and other cost of providing services	6	8,245,013	7,110,518	4,914,312
Personnel expenses	9	21,878,364	22,980,891	15,882,847
Advertising and sales promotion expenses		84,109,096	131,373,462	90,796,504
Other operating expenses	10	18,935,940	31,797,976	21,976,623
Depreciation and amortization	11	3,083,814	3,395,441	2,346,701

Result from operating activities		(91,941,810)	(120,913,616)	(83,567,362)
Finance income	12	1,395,327	683,945	472,697
Finance cost	13	76,962	1,811,443	1,251,948

Net finance income (costs)		1,318,365	(1,127,498)	(779,251)

Share of net profit (loss) of associates accounted for using equity method	7	(98,248)	(280,357)	(193,764)

Profit (loss) before tax		(90,721,693)	(122,321,471)	(84,540,377)

Income tax benefit (expense)	14	2,715,647	793,546	548,446

Profit (loss) for the period		(88,006,046)	(121,527,925)	(83,991,931)
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(11,182,778)	(9,432,653)	(6,519,216)

Other comprehensive income (loss) for the period, net of tax		(11,182,778)	(9,432,653)	(6,519,216)

Total comprehensive income (loss) for the period		(99,188,824)	(130,960,578)	(90,511,147)

Profit (loss) attributable to:
Owners of the Group		(88,006,046)	(121,144,332)	(83,726,817)
Non-controlling interest		—	(383,593)	(265,114)

Profit (loss) for the period		(88,006,046)	(121,527,925)	(83,991,931)

Total comprehensive income (loss) attributable to:
Owners of the Group		(99,188,824)	(130,576,985)	(90,246,033)
Non-controlling interest		—	(383,593)	(265,114)

Total comprehensive income (loss) for the period		(99,188,824)	(130,960,578)	(90,511,147)

The above condensed combined statement of profit or loss and other comprehensive income (loss) should be read in conjunction with the accompanying notes.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Unaudited Condensed Combined Balance Sheet

			As at
	Note	March 31, 2016	December 31, 2016	December 31, 2016
		Amounts in SGD	Amounts in SGD	Amounts in USD
Assets
Property, plant and equipment	15	1,956,919	1,775,244	1,226,929
Intangible assets and goodwill	16	136,306,184	133,451,541	92,232,733
Trade and other receivables	18	1,587,919	1,538,054	1,063,000
Deferred tax assets	17	43,627,864	46,434,864	32,092,656
Investments accounted for using the equity method	7	1,253,939	1,677,697	1,159,511

Total non-current assets		184,732,825	184,877,400	127,774,829

Current tax assets		5,791,723	7,789,843	5,383,816
Trade and other receivables, net	18	2,781,277	7,045,245	4,869,200
Other current assets	20	10,009,882	14,987,942	10,358,658
Cash and cash equivalents	19	19,937,989	37,800,686	26,125,292

Total current assets		38,520,871	67,623,716	46,736,966

Total assets		223,253,696	252,501,116	174,511,795

Invested capital
Invested capital	21	(46,892,622)	146,404,222	101,184,755
Other reserves		6,358,541	(3,074,112)	(2,124,619)

Total invested capital		(40,534,081)	143,330,110	99,060,136
Non-controlling interest		—	1,004,000	693,897

Total equity (deficit)		(40,534,081)	144,334,110	99,754,033

Liabilities
Employee benefits obligations	25	6,788,526	6,749,522	4,664,816

Total non-current liabilities		6,788,526	6,749,522	4,664,816

Loans and borrowings	22	201,395,274	13,254,403	9,160,552
Trade and other payables	23	41,775,490	71,886,026	49,682,788
Employee benefits obligations	25	12,881,802	14,571,835	10,071,073
Other current liabilities	24	946,685	1,705,220	1,178,533

Total current liabilities		256,999,251	101,417,484	70,092,946

Total liabilities		263,787,777	108,167,006	74,757,762

Total invested capital and liabilities		223,253,696	252,501,116	174,511,795

The above condensed combined statement of balance sheet should be read in conjunction with the accompanying notes.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Unaudited Condensed Combined Statement of Changes in Invested Capital

	Attributable to equity holders
	Invested capital deficit	Exchange difference on the translating the financial statements of the foreign operations	Defined benefit plan actuarial gains	Deferred tax on defined benefit plan actuarial gains	Non Controlling Interest	Total
Balance as at 1st April, 2015	(286,580,670)	7,331,801	90,142	(31,197)	—	(279,189,924)
Profit/(Loss) for the period (a)	(88,006,046)	—	—	—	—	(88,006,046)
Non controlling interest on acquisition of subsidiary (b)	—	—	—	—	—	—
Transfer to owners (c)	20,591,020	—	—	—	—	20,591,020
Other comprehensive income (d)	—	(11,182,778)	—	—	—	(11,182,778)
Total comprehensive income (a+b+c+d)	(67,415,026)	(11,182,778)	—	—	—	(78,597,804)
Issuance of equity during the period	363,184,875	—	—	—	—	363,184,875
Balance as at 31st December, 2015	9,189,179	(3,850,977)	90,142	(31,197)	—	5,397,147

	Invested capital deficit	Exchange difference on the translating the financial statements of the foreign operations	Defined benefit plan actuarial gains	Deferred tax on defined benefit plan actuarial gains	Non Controlling Interest	Total
Balance as at 1st April, 2016	(46,892,622)	6,300,573	88,648	(30,680)	—	(40,534,081)
Profit/(Loss) for the period (a)	(121,144,332)	—	—	—	(383,593)	(121,527,925)
Non controlling interest on acquisition of subsidiary (b)	—	—	—	—	1,387,593	1,387,593
Transfer to owners (c)	255,193,479	—	—	—	—	255,193,479
Other comprehensive income (d)	—	(9,432,653)	—	—	—	(9,432,653)
Total comprehensive income (a+b+c+d)	134,049,147	(9,432,653)	—	—	1,004,000	125,620,494
Issuance of equity during the period (Refer Note 21)	59,247,697	—	—	—	—	59,247,697
Balance as at 31st December, 2016	146,404,222	(3,132,080)	88,648	(30,680)	1,004,000	144,334,110
Balance as at 31st December, 2016 (Amounts in USD)	101,184,755	(2,164,682)	61,267	(21,204)	693,897	99,754,033

The above condensed combined statement of changes in invested capital should be read in conjunction with the accompanying notes.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Unaudited Condensed Combined Statement of Cash Flows

	For the 9 months period ended December 31,
	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Cash flows from operating activities
Profit (loss) before tax	(90,721,693)	(122,321,471)	(84,540,377)
Adjustments for:
- Depreciation and amortisation	3,083,814	3,395,441	2,346,701
- Share of net loss of associates accounted for using Equity method	98,248	280,357	193,764
- Liabilities no longer required written back	—	(987,778)	(682,686)
- Net foreign exchange (gain)/loss	(802,213)	1,676,493	1,158,679
- Profit on sale of property, plant and equipment	(2,133)	(9,453)	(6,533)
- Interest income	(593,114)	(683,945)	(472,697)
- Interest paid	—	54,392	37,592

	(88,937,091)	(118,595,964)	(81,965,557)

Change in working capital:
- (Increase) / Decrease in Trade and other receivables	2,759,969	(4,044,219)	(2,795,093)
- (Increase) / Decrease in Other assets	(1,602,623)	(4,975,365)	(3,438,638)
- Increase / (Decrease) in Trade and other payables	11,763,806	25,008,439	17,284,152
- Increase / (Decrease) in Employee benefit obligations	3,814,405	(25,464)	(17,599)
- Increase / (Decrease) in Other current liabilities	4,205,044	6,371,382	4,403,471

Cash generated from operations	(67,996,490)	(96,261,191)	(66,529,264)

Withholding taxes paid	(1,189,652)	(1,998,120)	(1,380,966)

Net cash provided by/(used in) operating activities	(69,186,142)	(98,259,311)	(67,910,230)

Cash flows from investing activities
Payment for property, plant and equipment	(999,288)	(673,937)	(465,779)
Payment for intangible assets and goodwill	(357,205)	(192,290)	(132,898)
Payment for acquistion of associate	(1,342,260)	(704,115)	(486,637)
Interest received	593,114	681,250	470,834

Net cash provided by/(used in) investing activities	(2,105,639)	(889,092)	(614,480)

Cash flows from financing activities
Invested Capital increase/(decrease)	20,591,020	25,793,925	17,827,027
Proceeds from borrowings	60,507,320	100,506,380	69,463,253
Interest paid	—	(54,392)	(37,592)

Net cash provided by/(used in) financing activities	81,098,340	126,245,913	87,252,688

Net increase/(decrease) in cash and cash equivalents	9,806,559	27,097,510	18,727,978
Effects on currency translation on cash and cash equivalents	(8,409,555)	(9,268,515)	(6,405,775)
Cash and cash equivalents at beginning of financial period	21,007,046	19,937,989	13,779,797
Add: Cash acquired during the period (Refer note 27)	—	33,702	23,292

Cash and cash equivalents at end of financial period	22,404,050	37,800,686	26,125,292

The above condensed combined statement of cash flows should be read in conjunction with the accompanying notes.

Significant non cash financing activities-

During the 9 months period ended December 31, 2016, the Group has converted loan from share holders into equity of SGD 40,889,763 (USD 28,260,255) (Previous period SGD 363,184,875).

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

1)	GENERAL INFORMATION

Ibibo Group Holdings (Singapore) Pte. Ltd. (formerly known as MIH India Ecommerce Pte. Ltd.) is incorporated and domiciled in Singapore. The address of its registered office is 1 Scotts Road, #21-07, Shaw Centre, Singapore 228208.

Ibibo Group Holdings (Singapore) Pte. Ltd. together with its subsidiaries and associate is primarily engaged in the business of selling travel products and solutions in India, Singapore, Malaysia, Peru. Columbia, and Bangladesh.

2)	BASIS OF ACCOUNTING

(a)	Carve-out financial information

MakeMyTrip Limited (MMT) and MIH Internet SEA Pte Limited, owned by global technology group Naspers Limited (Naspers) and holding company of Ibibo Group Holdings (Singapore) Pte Ltd.,(Ibibo or the Group), had entered into a transaction pursuant to shareholder’s agreement entered on October 17, 2016 and closing of transaction as on January 31, 2017 , whereby MMT would acquire 100% shareholding of Ibibo in exchange of 40% shareholding in MMT. MMT is required to file Form F3 pursuant to Rule 3-05 of S-X regulations, comprising the condensed combined financial information (Condensed carve-out combined interim financial statements) of the Ibibo Group Holdings (Singapore) Pte Ltd that is forming part of the transaction. These Condensed carve-out combined interim financial statements would include the Condensed Combined Balance Sheet as of December 31, 2016 and March 31, 2016 and the related Condensed Combined Statement of Profit or Loss and Other Comprehensive Income (Loss), Condensed Combined Statement of Changes in Invested Capital and Condensed Combined Statement of Cash Flows for the 9 months ended December 31, 2016 and 2015 and a summary of significant accounting policies and other explanatory information to the condensed carve-out combined interim financial information.

These Condensed carve-out combined interim financial statements have been prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRSs) and the interpretations of the IFRS Interpretations Committee (“IFRIC”) as issued by the International Accounting Standards Board (IASB). The IFRSs provide no guidelines for the preparation of combined interim financial statements, which are therefore subject to the guidance provided in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” paragraph 12. This para requires consideration of the most recent pronouncements of other standard-setting bodies, other financial reporting requirements and recognized industry practices.

This condensed combined interim financial report for the nine months reporting period ended December 2016 has been prepared in accordance with IAS 34 Interim Financial Reporting. This condensed combined interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the carve out combined financial statements report for the year ended March 31, 2016 and any public announcements made by Ibibo Group Holdings (Singapore) Pte Ltd during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, and the adoption of new and amended standards as set out below.

These condensed combined interim financial statements has been prepared without considering any impact on account of the consummation of the above mentioned transaction with MMT.

Scope of combination

The transaction would primarily combine business to consumer online travel businesses of Group including; the airline ticketing, bus ticketing and hotel and packages businesses of the combining entities. The combining Group includes the following entities:

Entity	Holding Company and percentage holding

Ibibo Group Holdings (Singapore) Pte Ltd.	MIH B2C Holdings BV (91.29% till October 25, 2016) TCH Purple Limited (8.71% till October 25, 2016) MIH Internet SEA Pte Limited, (100% w.e.f. October 25, 2016)

Ibibo Group Private Limited	Ibibo Group Holdings (Singapore) Pte Ltd. (100%)

Ibibo Group Pte Limited	Ibibo Group Holdings (Singapore) Pte Ltd. (100%)

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Ibibo Group Sdn Bhd	Ibibo Group Holdings (Singapore) Pte Ltd. (100%)

Ibibo (Hongkong) Limited	Ibibo Group Holdings (Singapore) Pte Ltd. (100%)

Ibibo (Mauritius) Limited	Ibibo (Hongkong) Limited (100%)

Empresa Digital Peruana SAC	Ibibo Group Holdings (Singapore) Pte Ltd. (50.9%)

Ibibo Group Columbia SAC	Empresa Digital Peruana SAC (100%)

Empresa Digital BP LLC	Empresa Digital Peruana SAC (100%)

Ibibo Limited	Ibibo Group Holdings (Singapore) Pte Ltd. (99%)

Saaranya Hospitality Technologies Private Limited	Ibibo Group Holdings (Singapore) Pte Ltd. (31.7%)

Tek Travel Private Limited, eventual subsidiary of Ibibo Group Holdings (Singapore) Pte. Ltd., which is engaged in B2B airline ticketing business under the brand name Travel Boutique Online (TBO) is excluded from the transaction and along with some minority/insignificant investment entities within the Ibibo Group, had transferred out of Ibibo Group to a Naspers group entity.

Consolidation principles in the combined interim financial statements

Ibibo Group Holdings (Singapore) Pte Ltd being the holding company of the combining entities has prepared these condensed Carve-out combined interim financial statements. All income, expenses, assets and liabilities of the combining entities have been included in the condensed combined interim financial statements. The separate financial information of the combining entities has been prepared using the IFRS principles.

The investment of Ibibo Group Holdings (Singapore) Pte Ltd. in the downstream combining entities have been eliminated against the share capital and reserves of the respective entities using the consolidation principles of IFRS 10 “Consolidated Financial Statements”. Outstanding balances and transactions within the Group and all intercompany profits and losses from transactions within the Group were eliminated for the purposes of the combined interim financial statements.

The condensed carve-out combined interim financial statements also includes the associate Saaranya Hospitality Technologies Private Limited, which has been accounted for using the equity method of accounting. The cost of the investment was increased or reduced annually by the amount of the pro rata share of the changes in equity.

Uncertainties due to estimates in the combined interim financial statements

The combined interim financial statement presented here does not necessarily reflects the net assets financial position and resulting operations, as well as the capital structure, that would have resulted if the Group has prepared its general purpose consolidated financial statements under IFRS. The fact that the Group has retrospectively effected certain recognition and measurement adjustments limits the validity of the combined interim financial statements. It also means that the combined interim financial statements cannot be used to forecast the future development of the operations that have been combined to form the Group.

The financial statements were authorized for issue by the board of directors on May 4, 2017.

(b)	Historical cost convention

The financial information have been prepared on a historical cost basis, except for the following:

•	available-for-sale financial assets and financial assets and liabilities – measured at fair value, and

•	retirement benefit obligations – plan assets measured at fair value.

(c)	New accounting standards and interpretations not yet adopted

The following standards and amendments have been applied for the first time for their annual reporting period commencing 1 January 2016:

•	Annual Improvements to IFRSs - 2012-2014 Cycle and

•	Amendments to IAS 1 Disclosure Initiative

•	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities:

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

(d)	New accounting standards and interpretations not yet adopted

The following Standards and Interpretations which have not been applied in these financial information were in issue but not yet effective:

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. These amendments are not expected to have any impact on the Group. The improvements include amendments in the following standards:

•	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

•	IFRS 7 Financial Instruments: Disclosures

•	IAS 19 Employee Benefits

•	IAS 34 Interim Financial Reporting

•	Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any significant impact on the Group.

•	Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10. The amendments to IFRS 10 clarify that the exemption from presenting Carve-out combined interim financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

IFRS 9 Financial Instruments

In July 2014, the International Accounting Standards Board issued the final version of IFRS 9, Financial Instruments. The standard aims to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in other comprehensive income.

IFRS 9 replaces the incurred loss model in IAS 39 with an expected credit loss model. The measurement uses a dual measurement approach, under which the loss allowance is measured as either 12 month expected credit losses or lifetime expected credit losses. The standard also introduces new presentation and disclosure requirements.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated financial information.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board and Financial Accounting Standards Board jointly issued IFRS 15, Revenue from Contracts with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted.

In September 2015, the IASB issued an amendment to IFRS 15, deferring the adoption of the standard to periods beginning on or after January 1, 2018 instead of January 1, 2017.

In April 2016, the IASB amended IFRS 15 to provide clarifications to apply the principles of IFRS 15 as well as additional transitional relief to companies.

The Group has not yet selected a transition method and is evaluating the impact of IFRS 15 in the consolidated financial information.

IFRS 16 Leases

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for lessees and lessors. It introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). IFRS 16 also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact in the consolidated financial information.

3)	Use of estimates and judgements

The preparation of financial information requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgement in applying the Group’s accounting policies. This note provides an overview of the areas that involved a higher degree of judgement or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong.

Useful lives of depreciable assets

Management reviews the useful lives of depreciable assets at each reporting date based on the expected utility of the assets to the Group. Actual results, however, may vary due to technical obsolescence, particularly relating to property, plant and equipment.

Defined benefit obligations

Management estimates the defined benefit liability annually through valuations by an independent actuary; however, the actual outcome may vary due to estimation uncertainties. It also takes into account the Group’s specific anticipation of future salary increases. Discount factors are determined close to each year-end by reference to government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating to the terms of the related defined benefit obligation. Estimation uncertainties exist with regard to anticipation of future salary increases which may vary significantly in future appraisals of the Group’s defined benefit obligations.

Recognition of deferred tax asset

Management judgment is required for the calculation of provision for income taxes and deferred tax assets and liabilities. The Group reviews at each balance sheet date the carrying amount of deferred tax assets. The factors used in estimates may differ from actual outcome which could lead to an adjustment to the amounts reported in the consolidated financial information. The amount of deferred

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

tax assets that can be recognized are based upon the likely timing and the level of future taxable profits, together with future tax planning strategies. The Group has estimated that the deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets.

Share based payments

The fair value of the shares awarded is measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

Impairment of non-financial assets

The Group assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

The Group tests whether goodwill has suffered any impairment on an annual basis. The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management.

4)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these Carve-out combined interim financial statements.

(a)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the Group

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred,

•	amount of any non-controlling interest in the acquired entity, and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired, the difference is recognized directly in profit or loss as a bargain purchase.

(b)	Going concern

Ibibo Group Holdings (Singapore) Pte. Ltd. (the Group) has been incurring losses since inception thereby resulting in accumulated deficit as on date. However, considering the business plans which has been approved by the Board of Directors as well as a letter of comfort from the parent of the Group dated May 30, 2016, the Group is confident of its ability to continue operations for the

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foreseeable future and accordingly the accounts have been prepared on a going concern basis. Pursuant to shareholder’s agreement on October 17, 2016 and closing of transaction as on January 31, 2017 the shareholding of the Group has been transferred to MakeMyTrip Limited.

(c)	Foreign currency

i)	Functional and presentation currency

Items included in the financial information of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial information are presented in Singapore Dollars (SGD), which is Ibibo Group Holdings (Singapore) Pte. Ltd. functional and presentation currency.

The functional currency for entities organized in India, Malaysia, Bangadesh, Peru, Columbia, United States of America, Hong Kong and Mauritius are their respective local currencies.

ii)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss.

iii)	Group companies

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

•	income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at the reporting date.

Translations of balances in the Carved-out combined interim financial statements from Singapore Dollar (“SGD”) into the United States Dollar (“US$”) as of and for the year ended December 31, 2016 are solely for the convenience of the readers and were calculated at the rate of US$1.00=SGD 1.4469, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2016. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2016, or at any other rate.”

(d)	Investments and other financial assets

i)	Classification

The Group classifies its financial assets in the following categories:

•	financial assets at fair value through profit or loss,

•	loans and receivables,

•	held-to-maturity investments, and

•	available-for-sale financial assets.

The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.

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ii)	Recognition and derecognition

Regular purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognized in other comprehensive income are reclassified to profit or loss as gains and losses from investment securities.

iii)	Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Loans and receivable includes trade receivables. Such loans and receivables are initially recognized at fair value plus any directly attributable transaction cost. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment.

Available-for-sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an investment is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available-for-sale financial assets comprise of equity securities.

The fair value of the unquoted equity investments cannot be reliably measured as the variability in the range of fair value estimates is significant and the probabilities of the various estimates cannot be reasonably assessed.

Dividends on financial assets at fair value through profit or loss and available-for-sale equity instruments are recognized in profit or loss as part of revenue from continuing operations when the Group’s right to receive payments is established.

Interest income from financial assets at fair value through profit or loss is included in the net gains/ (losses). Interest on available-for-sale securities, held-to-maturity investments and loans and receivables calculated using the effective interest method is recognized in the statement of profit or loss as part of revenue from continuing operations.

iv)	Impairment

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or Group of financial assets is impaired. A financial asset or a Group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or Group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

(e)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank accounts and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(f)	Financial liabilities

Financial liabilities are either classified as financial liabilities measured at amortized cost, or financial liabilities at fair value through profit or loss. Financial liabilities include trade and other payables (excluding tax and social security and deferred income), accruals, finance debt and derivative financial instruments. The Group determines the classification of its financial liabilities at initial recognition. Financial liabilities are recognized initially at fair value, normally being the transaction price plus, in the case of financial liabilities not at fair value through profit or loss, directly attributable transaction costs.

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Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial period which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business, if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

(g)	Provisions and contingent liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(h)	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(i)	Intangible assets

i)	Trademarks, licenses and customer contracts

Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and customer contracts acquired in a business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses.

ii)	Software

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses, if any.

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ii)	Goodwill

Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or Groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose. The units or Groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

(j)	Depreciation and amortization

(i)	Tangible assets

Depreciation is charged to the Carve-out combined income statement on a straight line basis over the estimated useful economic lives of each part of an item of property, plant and equipment. The useful economic lives are as follows:

Assets	Useful life
Leasehold improvements	Over the lease term or useful lives, whichever is shorter
Office equipment	1 to 3 years
Computers and servers	3 years
Furniture and fixtures	5 years
Vehicles	5 years

(ii) Intangible assets

Amortization is charged to the Carve-out combined income statement on a straight line basis over the estimated useful economic life of each type of intangible asset as follows:

Assets	Useful life
Software	3 to 5 years
Website development cost	3 to 5 years
Brand/trademark	10 to 15 years
Customer relations	5 to 15 years
ePlatform	10 years

(k)	Employee benefit plans

The Group operates various post-employment schemes, including both defined benefit and defined contribution pension plans.

i)	Defined contribution plans

Provident fund: Contribution to provident fund is made in accordance with the statute, and is recognized as an expense in the year in which employees have rendered services. The Group has no further payment obligations once the contributions have been paid.

ii)	Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.

Gratuity: The gratuity plan is a defined benefit plan that, at retirement or termination of employment, provides eligible employees with a lump sum payment, which is a function of the last drawn salary and completed years of service. The liability recognized in the balance sheet in respect of gratuity plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, if any, together with adjustments for unrecognized past–service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using an appropriate government bond rate and that have terms to maturity approximating to the terms of the related gratuity liability.

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Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

ii)	Short-term employee benefits

The Group recognizes a liability and an expense for bonuses. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation. Wages, salaries, sick leave, bonuses, and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.

iii)	Share based payment

The ultimate holding company (“Naspers Ltd”) grants share options/share appreciation rights (SARs) to the employees of the Group under a number of equity compensation plans. For cash-settled transactions, the resulting liability for the Group is charged to expenses at its fair value as at the date of the performance of the service by the beneficiary. Until payment of this liability, the fair value of the liability is remeasured at every reporting date and all changes are included in the consolidated income statement.

(l)	Revenue

The Group is engaged in the business of providing travel related services and products. Revenue from air ticketing, bus ticketing and hotel booking and packages businesses are generated through travel agents’ network, call centers, websites and mobile application. The Group also generates revenue from facilitating access to travel insurance.

Revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. In recognizing revenue, judgement is required in the consideration of whether each individual business acts as a principal or agent and whether revenues should be recognized on a gross or net basis, in accordance with IAS 18.

Ticketing: Income from air ticketing business comprises commissions and incentive payments from airline suppliers, service fees charged to customers and fees from Global Distribution System (‘GDS’) service provider. Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation subsequent to the confirmation of the issuance of an airline ticket to the customer. Incentives from airlines are recognized when the performance obligations under the incentive schemes are probable to be achieved. The Group also earns commissions and fees from bus operators, convenience fees from customers and fees from facilitating access to travel insurance policies. Income from these sources are recognized as the services are performed.

Hotels: Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Performance linked incentives from hotels are recognized as income when the performance obligations under the incentive schemes are probable to be achieved.

Flight Plus Hotels and Packages: Income from Flight Plus Hotels and Packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and rewards are assumed by the Group including the responsibility for delivery of services.

Revenue is recognized net of refunds, discounts and taxes. In a situation where the discount offered to the customer is higher than the commission income, the net discount is accounted for under advertisement and publicity expenses. In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the Group on such tickets is reversed and is reduced from revenue earned during the fiscal period at the time of cancellation. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of Flight Plus Hotels and Packages and Hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon availment of services by the customer.

The cash back income is the income which the Group receives for an advance payment to book the tickets through credit cards which is recognized as and when the cash back is accrued. Cancellation/refund income includes the service charge that is taken once the ticket or hotel reservation is cancelled by the customer. A corresponding liability is also created in the books for such amount until the refund is taken or the time for demanding the refund by the customer is expired.

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(m)	Advertising and sales promotion costs

Advertising and sales promotion costs consist of internet and television advertisement costs as well as event-driven promotion costs for our products and services. These costs include advertising on websites, television, search engine marketing and other media costs. Group also incur advertising and sales promotion expenses associated with customer inducements and acquisitions programs, including cash incentives and select loyalty program incentive promotions, which it offers from time to time on various booking platforms. Advertising and sales promotion costs are recognized when incurred. In situation where the discount offered to the customer is higher than the commission income, the net discount is accounted for under advertisement and sales promotion costs.

(n)	Leasing arrangements

Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the asset’s useful life or over the shorter of the asset’s useful life and the lease term if there is no reasonable certainty that the Group will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

(o)	Finance income and costs

Finance income comprises interest income on funds invested which is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(p)	Income taxes

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Group’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial information. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

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Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(q)	Operating segment

In accordance with IFRS 8—Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the Chief Executive Officer, Chief Finance Officer and business heads, who have been collectively identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has three reportable segments, i.e. air ticketing, hotels and packages and bus ticketing. Accordingly, the Group has made relevant entity-wide disclosures (Refer to Note 6). Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue (Refer Note 6).

Service cost includes amounts paid to hotels and other service providers for packages. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred income, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

(r)	Determination of fair value

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes the Ultimate Parent’s (“Naspers Limited”.) valuation team (“valuation team”) that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

When measuring the fair value of an asset or a liability, the Group uses market data as far as possible. Fair values are categorized into

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different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2:	Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3:	Inputs for the asset or liability that are not based on observable market data (Unobservable Inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Non derivative financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest.

ii)	Share based payment transactions

The fair value of the shares awarded is measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

iii)	Trade and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk). The Group’s risk management is carried out by the finance function under policies approved by the Naspers’s Treasury Group. The Naspers’s Treasury Group provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and non-derivative financial instruments.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

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To ensure smooth operations, the Group has invested surplus funds in term deposits with banks.

The following are the contractual maturities of financial liabilities:

As at March 31, 2016	Carrying value as per balance sheet	Contractual Cash Flows	Less than 6 months
	Amounts in SGD
Trade and other payables	12,127,100	12,127,100	12,127,100
Interest bearing unsecured loan	201,395,274	201,395,274	201,395,274
Accrued expenses	15,921,719	15,921,719	15,921,719
Total	229,444,093	229,444,093	229,444,093

As at December 31, 2016	Carrying value as per balance sheet	Contractual Cash Flows	Less than 6 months
	Amounts in SGD
Trade and other payables	21,285,852	21,285,852	21,285,852
Interest bearing unsecured loan	13,254,403	13,254,403	13,254,403
Accrued expenses	28,494,867	28,494,867	28,494,867
Total	63,035,122	63,035,122	63,035,122
Total (Amounts in USD)	43,565,638	43,565,638	43,565,638

6)	OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group’s Lines of Businesses (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products are different. For each of these LoBs, Chief Executive Officer, Chief Financial Officer and business heads reviews the revenue and cost of services for each LoBs separately. Accordingly, they are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoBs are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through an internet based platform, provides the facility to book domestic and international air tickets.

2. Hotels & packages: Primarily through an internet based platform, provides the facility to book domestic, international hotels and holiday packages.

3. Bus ticketing: Primarily through an internet based platform, provides the facility to book bus tickets.

Other operations primarily include advertisement income from hosting advertisements on its internet web-sites. The operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these Carve-out combined interim financial statements.

Information about reportable segments:

	For the 9 months period ended December 31,
	Air ticketing		Hotels and packages		Bus ticketing		Others		Total
Particulars	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2016
	Amounts in SGD		Amounts in SGD		Amounts in SGD		Amounts in SGD		Amounts in SGD		USD

Revenues	18,263,807	24,861,467	16,448,394	37,176,131	20,869,104	27,750,173	1,521,702	5,829,794	57,103,007	95,617,565	66,084,432
Total segment revenue	18,263,807	24,861,467	16,448,394	37,176,131	20,869,104	27,750,173	1,521,702	5,829,794	57,103,007	95,617,565	66,084,432
Procurement cost of hotel and packages services			(13,291,394)	(21,144,237)					(13,291,394)	(21,144,237)	(14,613,475)
Commission paid and other cost of providing services									(8,245,013)	(7,110,518)	(4,914,312)

Segment revenue less service cost	18,263,807	24,861,467	3,157,000	16,031,894	20,869,104	27,750,173	1,521,702	5,829,794	35,566,600	67,362,810	46,556,645
Other income									498,804	1,271,344	878,668
Personnel expenses									(21,878,364)	(22,980,891)	(15,882,847)
Advertising and sales promotion expenses									(84,109,096)	(131,373,462)	(90,796,504)
Other operating expenses									(18,935,940)	(31,797,976)	(21,976,623)
Depreciation and amortisation									(3,083,814)	(3,395,441)	(2,346,701)
Finance income									1,395,327	683,945	472,697
Finance cost									(76,962)	(1,811,443)	(1,251,948)
Share of net loss of associates accounted for using equity method									(98,248)	(280,357)	(193,764)
Loss before tax									(90,721,693)	(122,321,471)	(84,540,377)

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Total Revenue of SGD 95,617,565 (2015:SGD 57,103,007) is net of discounts and rebates of SGD 102,195,335 (2015:SGD 39,286,921).

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments.

Geographical information:

The Group’s customers are predominantly based in India. Therefore, information on geographical segments has not been presented.

Major customers:

Considering the nature of business, customers normally include individuals and suppliers who are using the platform to transact their services. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

a)	Saaranya Hospitality Technologies Private Limited

In August 2015, the Company acquired 27.72% equity interest in Saaranya Hospitality Technologies Private Limited (Saaranya) operating in India, which provides a cloud based hotel sales management and inventory distribution platform to various hotels. The Group paid cash consideration of SGD 1,342,460 for the purchase of equity shares which has been accounted using equity method of accounting. Further in October 2016, the Company has paid cash consideration of SGD 704,115 to increase its stake to 31.7%.

Summary financial information for individually immaterial associate is as follows:

	As at March 31,	As at December 31,
Particulars	2016 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Carrying amount of Group’s interest in associates	1,253,939	1,677,697	1,159,511

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Group’s share of loss in associates	98,248	280,357	193,764

8)	OTHER INCOME

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Liabilities no longer required written back	—	987,778	682,686
Profit on sale of property, plant and equipment	2,133	9,453	6,533
Miscellaneous Income	496,671	274,113	189,449
Total	498,804	1,271,344	878,668

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

9)	PERSONNEL EXPENSES

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Wages, salaries and other short term employees benefits	14,595,047	20,418,026	14,111,567
Contributions to defined contribution plans	735,990	892,949	617,146
Expenses related to defined benefit plans	341,724	497,484	343,828
Increase in liability for long-service leave	301,231	510,341	352,713
Cash-settled share based payment transactions	5,363,794	(60,859)	(42,062)
Employee welfare expenses	540,578	722,950	499,655
Total	21,878,364	22,980,891	15,882,847

The Group recognizes actuarial gains and losses in other comprehensive income (loss). No actuarial gains or losses have been recognized during the 9 months period as the actuarial valuation is carried out annually i.e. as at March 31.

10)	OTHER OPERATING EXPENSES

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Traveling and conveyance	741,295	1,063,941	735,324
Recruitment	472,611	325,480	224,950
Communication	735,527	1,202,616	831,167
Repairs and maintenance - others	718,692	1,089,292	752,845
Electricity	295,521	324,836	224,505
Insurance	4,215	10,353	7,156
Rent	1,371,141	1,665,414	1,151,022
Rates and taxes	53,206	541,255	374,079
Legal and professional	450,782	747,029	516,297
Payment Gateway Charges	9,177,203	13,951,935	9,642,639
Printing and stationery	31,597	36,869	25,482
Postage and courier	6,829	8,129	5,618
Website Hosting Charges	1,261,750	2,769,264	1,913,929
Outsourcing Fees	3,195,682	7,628,402	5,272,238
Miscellaneous expenses	419,889	433,161	299,372
Total	18,935,940	31,797,976	21,976,623

11)	DEPRECIATION AND AMORTIZATION

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Depreciation	665,897	787,563	544,311
Amortization	2,417,917	2,607,878	1,802,390
Total	3,083,814	3,395,441	2,346,701

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

12)	FINANCE INCOME

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Other interest income	42,661	51,686	35,722
Net foreign exchange gain	802,213	—	—
Interest income on bank deposits	550,453	632,259	436,975
Total	1,395,327	683,945	472,697

13)	FINANCE COST

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Interest expenses on loans and borrowings	—	54,392	37,592
Net foreign exchange loss	—	1,676,493	1,158,679
Other finance charges	76,962	80,558	55,677
Total	76,962	1,811,443	1,251,948

14)	INCOME TAX BENEFIT (EXPENSE)

Income tax recognized in profit or loss

	For the 9 months period ended December 31,
Particulars	2015 Amounts in SGD	2016 Amounts in SGD	2016 Amounts in USD
Deferred tax benefit (expense)	2,715,647	793,546	548,446
Total income tax benefit (expense)	2,715,647	793,546	548,446

Income tax recognized in other comprehensive income

Particulars	For the 9 months period ended December 31,
		2015			2016
	Tax Expense			Tax Expense
	Before tax	benefit	Net of tax	Before tax	benefit	Net of tax
	Amounts in SGD			Amounts in SGD
Foreign currency translation differences on foreign operation	(11,182,778)	—	(11,182,778)	(9,432,653)	—	(9,432,653)
Total	(11,182,778)	—	(11,182,778)	(9,432,653)	—	(9,432,653)
Total (Amounts in USD)	(7,728,784)	—	(7,728,784)	(6,519,216)	—	(6,519,216)

Temporary difference of SGD (9,432,653) [previous year: SGD (11,182,778)] have arisen as a result of the translation of the financial statements of the group’s subsidiary. However, deferred tax has not been recognized as the liability will only eventuate in the event of the disposal of the subsidiary, and no such disposal is expected in the foreseeable future.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

15.	PROPERTY, PLANT AND EQUIPMENT

Particulars	Leasehold improvements Amounts in SGD	Computers Amounts in SGD	Office Equipment Amounts in SGD	Furniture and Fixture Amounts in SGD	Vehicles Amounts in SGD	Total Amounts in SGD
Cost
Balance as at April 1, 2015	194,756	5,652,986	549,476	577,181	289,394	7,263,793
Additions	46,913	873,898	73,702	4,775	—	999,288
Disposals	—	—	—	—	—	—
Foreign currency translation reserve	(11,845)	(241,531)	(22,468)	(16,752)	(7,249)	(299,845)
Balance as at December 31, 2015	229,824	6,285,353	600,710	565,204	282,145	7,963,236

Depreciation
Balance as at April 1, 2015	193,186	4,721,938	440,402	256,727	118,470	5,730,723
Depreciation for the year	2,780	470,313	91,515	65,976	35,313	665,897
Disposals	—	—	—	—	—	—
Foreign currency translation reserve	(10,611)	(217,693)	(13,348)	(9,026)	(2,077)	(252,755)
Balance as at December 31, 2015	185,355	4,974,558	518,569	313,677	151,706	6,143,865
Carrying amounts
As at April 1, 2015	1,570	931,048	109,074	320,454	170,924	1,533,070
Balance as at December 31, 2015	44,469	1,310,795	82,141	251,527	130,439	1,819,371

Particulars	Leasehold improvements Amounts in SGD	Computers Amounts in SGD	Office Equipment Amounts in SGD	Furniture and Fixture Amounts in SGD	Vehicles Amounts in SGD	Total Amounts in SGD	Total Amounts in USD
Cost
Balance as at April 1, 2016	242,070	6,703,785	652,510	582,988	289,394	8,470,747	5,854,411
Additions	—	537,417	133,981	3,248	—	674,646	466,269
Disposals	—	—	—	—	—	—	—
Foreign currency translation reserve	(13,038)	(259,485)	(24,363)	(18,688)	(8,223)	(323,797)	(223,786)
Balance as at December 31, 2016	229,032	6,981,717	762,128	567,548	281,171	8,821,596	6,096,894

Depreciation
Balance as at April 1, 2016	199,793	5,238,166	568,993	342,955	163,921	6,513,828	4,501,920
Depreciation for the year	11,315	627,837	60,294	58,177	29,940	787,563	544,311
Disposals	—	—	—	—	—	—	—
Foreign currency translation reserve	(10,695)	(206,188)	(24,132)	(12,883)	(1,141)	(255,039)	(176,266)
Balance as at December 31, 2016	200,413	5,659,815	605,155	388,249	192,720	7,046,352	4,869,965
Carrying amounts
As at April 1, 2016	42,277	1,465,619	83,517	240,033	125,473	1,956,919	1,352,491
Balance as at December 31, 2016	28,619	1,321,902	156,973	179,299	88,451	1,775,244	1,226,929
Balance as at December 31, 2016 (USD)	19,780	913,610	108,489	123,919	61,131	1,226,929

Office equipment for 9 month period ended December 31, 2016 includes 707 SGD acquired on acquisition of 50.90% stake in Empresa Digital Peruana SAC (Refer Note 27).

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

16.	INTANGIBLE ASSETS AND GOODWILL

Particulars	Software Amounts in SGD	Website Development Cost Amounts in SGD	Goodwill Amounts in SGD	Customer Relationships Amounts in SGD	Brand Amounts in SGD	Total Amounts in SGD
Cost
Balance as at April 1, 2015	1,124,748	343,468	97,430,744	24,707,390	21,174,460	144,780,810
Additions	357,205	—	—	—	—	357,205
Disposals	—	—	—	—	—	—
Foreign currency translation reserve	(96,744)	49,007	(1,094,037)	(277,436)	(237,766)	(1,656,976)
Balance as at December 31, 2015	1,385,209	392,475	96,336,707	24,429,954	20,936,694	143,481,039

Amortization
Balance as at April 1, 2015	823,407	342,637	—	2,882,530	2,470,354	6,518,928
Amortization for the year	1543 70	—	—	1,044,626	1,218,921	2,417,917
Disposals	—	—	—	—	—	—
Foreign currency translation reserve	(89,042)	49,838	—	144,503	(199,825)	(94,526)
Balance as at December 31, 2015	888,735	392,475	—	4,071,659	3,489,450	8,842,319
Carrying amounts
As at April 1, 2015	301,341	830	97,430,744	21,824,860	18,704,106	138,261,882
Balance as at December 31, 2015	496,474	—	96,336,707	20,358,295	17,447,244	134,638,720

Particulars	Software Amounts in SGD	Website Development Cost Amounts in SGD	Goodwill Amounts in SGD	Customer Relationships Amounts in SGD	Brand Amounts in SGD	Total Amounts in SGD	Total Amounts in USD
Cost
Balance as at April 1, 2016	2,484,833	343,468	97,430,744	24,707,390	21,174,460	146,140,895	101,002,760
Additions	192,289	—	1,660,328	—	—	1,852,617	1,280,405
Disposals	—	—	—	—	—	—	—
Foreign currency translation reserve	(124,175)	47,652	(1,426,430)	(361,727)	(310,005)	(2,174,685)	(1,502,996)
Balance as at December 31, 2016	2,552,947	391,120	97,664,642	24,345,663	20,864,455	145,818,827	100,780,169

Amortization
Balance as at April 1, 2016	1,080,400	342,637	—	4,529,689	3,851,985	9,834,711	6,797,091
Amortization for the year	250,095	185,205	—	1,002,644	1,169,934	2,607,878	1,802,390
Disposals							—
Foreign currency translation reserve	96,642	(136,722)	—	148,322	(183,545)	(75,303)	(52,045)
Balance as at December 31, 2016	1,427,137	391,120	—	5,680,655	4,868,374	12,367,286	8,547,436
Carrying amounts
As at April 1, 2016	1,404,433	830	97,430,744	20,177,701	17,292,476	136,306,184	94,205,669
Balance as at December 31, 2016	1,125,810	—	97,664,642	18,665,008	15,996,081	133,451,541	92,232,733
Balance as at December 31, 2016 (USD)	778,084	—	67,499,234	12,899,999	11,055,416	92,232,733

Goodwill generated during the 9 months period ended December 31, 2016 is on account of acquisition of 50.90% stake in Empresa Digital Peruana SAC.

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill as at December 31, 2016 has been allocated to the respective acquired business level.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of ten years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

	As at March 31
	2015	2016
Discount rate	20.00%	20.00%
Terminal value growth rate	4.00%	4.00%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

The Group tests impairment annually at year end and as there were no indicators for impairment of any of the CGUs, management has not performed any assessment.

Balance life of significant intangible assets, brands and customer relationships is 11 years 6 months.

17)	TAX ASSETS AND LIABILITIES

Deferred income tax assets are recognized for tax loss carry-forwards and other tax allowances to the extent that the realization of the related tax benefit through future taxable profits is probable. Based on detailed analysis and considering future investment strategies, management has considered a reasonable period for which future taxable profits can be estimated against which the losses can be adjusted. In assessing the probability of offsetting cumulative tax losses, the Group applied a method on the basis of forecast taxable results and a risk adjustment reflecting the lack of probability of assessment of future profits. Unabsorbed depreciation is available for set-off against taxable income in future years for an indefinite period. As a result, the deferred tax asset arising from unabsorbed depreciation and other tax allowances have been recognized only to the extent that the Group has sufficient taxable temporary differences that will be available against which unabsorbed depreciation and other tax allowances can be utilised.

Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31,	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Tax loss carry forwards	87,062,976	132,836,771	91,807,845
Total	87,062,976	132,836,771	91,807,845

As at March 31, 2016 and December 31, 2016, the Company did not recognize deferred tax assets on tax losses which can be carried forward only for eight years in the absence of reasonable certainty of recoupment of such losses prior to their expiry.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

	As at March 31,	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Property, plant and equipment	85,917	134,658	93,067
Intangible assets	13,972,620	10,339,137	7,145,716
Deductible temporary differences	7,030,656	7,391,726	5,108,664
Unabsorbed depreciation	22,538,671	28,569,343	19,745,209
Net Deferred tax assets/(liabilities)	43,627,864	46,434,864	32,092,656

Movement in temporary differences during the year

Particulars	Balance as on April 1, 2015	Recognised in profit and loss	Effect of movement in exchange rates	Balance as on December 31, 2015
	Amounts in	Amounts in	Amounts in	Amounts in
	SGD	SGD	SGD	SGD
Property, plant and equipment	140,379	(35,011)	(4,035)	101,333
Intangible assets	23,317,033	(5,988,487)	(670,411)	16,658,135
Deductible temporary differences	3,248,866	1,716,132	(88,018)	4,876,980
Unabsorbed depreciation	14,673,954	7,023,013	(399,088)	21,297,879
Total	41,380,232	2,715,647	(1,161,552)	42,934,327

Particulars	Balance as on April 1, 2016	Recognised in profit and loss	Effect of movement in exchange rates	Balance as on December 31, 2016	Balance as on December 31, 2016
	Amounts in	Amounts in	Amounts in	Amounts in	Amounts in
	SGD	SGD	SGD	SGD	USD
Property, plant and equipment	85,917	43,094	5,647	134,658	93,067
Intangible assets	13,972,620	(4,102,026)	468,543	10,339,137	7,145,716
Deductible temporary differences	7,030,656	40,152	320,918	7,391,726	5,108,664
Unabsorbed depreciation	22,538,671	4,812,326	1,218,346	28,569,343	19,745,209
Total	43,627,864	793,546	2,013,454	46,434,864	32,092,656

18)	TRADE AND OTHER RECEIVABLES

	As at March 31,	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Intercompany trade receivables	395,546	1,179,308	815,059
Trade receivables (net)	2,370,754	5,803,013	4,010,652
Due from employees	8,040	53,292	36,832
Security deposit	1,587,919	1,538,054	1,063,000
Interest accrued but not due	6,937	9,632	6,657
Total	4,369,196	8,583,299	5,932,200
Non-current	1,587,919	1,538,054	1,063,000
Current	2,781,277	7,045,245	4,869,200
Total	4,369,196	8,583,299	5,932,200

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

The trade receivables primarily comprises receivable from airline and other customers.

Security deposits include amounts paid in advance to suppliers of hotels and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

19)	CASH AND CASH EQUIVALENTS

	As at March 31,	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Cash in hand	11,391	6,101	4,217
Collection in transit*	4,930,078	7,284,236	5,034,374
Bank balances	7,056,039	27,171,709	18,779,258
Term deposits**	7,890,481	3,338,640	2,307,443
Total	19,937,989	37,800,686	26,125,292

*	Collection in transit represents the amount of collection from credit/debit cards swiped and online bank transfers made by the customers which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

**	Term deposits are having maturity period of less than 3 months.

20)	OTHER CURRENT ASSETS

	As at March 31,	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Prepaid expenses	263,219	597,273	412,795
Advance to vendor	8,095,518	14,390,669	9,945,863
Other receivables*	1,651,145	—	—
Total	10,009,882	14,987,942	10,358,658
*	Includes service tax input credit

21)	INVESTED CAPITAL AND RESERVES

Invested Capital

The Group’s invested capital comprises the net assets of the combined carve-out group.

During the current period, the Group converted debt into equity of Ibibo Group Holdings (Singapore) Pte. Ltd. for a total consideration of SGD 40,889,763 and issued fresh equity of SGD 18,357,934.

Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Malaysia, Hong Kong, Mauritius, Peru, Columbia, United States of America, and Bangladesh subsidiaries.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

22)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value.

	As at March 31	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Unsecured loans from related party	201,395,274	13,254,403	9,160,552
Total	201,395,274	13,254,403	9,160,552

During the period the Group had sold its investment for SGD 252,152,402 in MIH B2C PayU Holdings BV and MIH India Holdings Limited and reduced its borrowing by the consideration amount.

During the period, the Group converted borrowings into equity of Ibibo Group Holdings (Singapore) Pte. Ltd. for a total consideration of SGD 40,889,763 (Refer Note 21).

23)	TRADE AND OTHER PAYABLES

	As at March 31	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in USD	Amounts in SGD
Trade and other payables due to related parties	160,933	130,595	90,258
Trade payables	11,966,167	21,155,256	14,621,091
Advance from customers	13,726,671	22,105,308	15,277,703
Accrued expenses	15,921,719	28,494,867	19,693,736
Total	41,775,490	71,886,026	49,682,788

24)	OTHER CURRENT LIABILITIES

	As at March 31	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Statutory liabilities*	946,685	1,705,220	1,173,533
Total	946,685	1,705,220	1,178,533
*	Includes withholding and personal tax

25)	EMPLOYEE BENEFITS OBLIGATIONS

	As at March 31	As at December 31,
Particulars	2016	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Post employment defined benefit plan	389,559	515,213	356,081
Other long term employement benefit	19,280,769	20,806,144	14,379,808
Total	19,670,328	21,321,357	14,735,889
Non-current	6,788,526	6,749,522	4,664,816
Current	12,881,802	14,571,835	10,071,073
Total	19,670,328	21,321,357	14,735,889

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

26)	SHARE BASED PAYMENT

Description of the Share-based payment arrangements

Share based payments

a)	Ibibo E-commerce stock appreciation rights (SARs)

On August 28, 2012, MIH India Global Internet Limited (a Naspers group entity) established a trust for the benefit of employees of Ibibo Group Private Limited to award share appreciation rights of subsidiary company. SARs are granted at an exercise price of no less than 100% of the fair value of the SARs at the time of the grant. One fifth of the SARs generally vest at the anniversary of each of the first, second, third, fourth and fifth years after the grant date of the SARs and expire after 10 years. Unvested SARs are subject to forfeiture upon termination of employment. The SARs are cancelled by mutual agreement between the employer and the employee. This plan is classified as cash-settled as the Group has the obligation to settle the share-based payment transaction.

b)	MIH Mauritius

On March 25, 1999, the MIH Limited Share Scheme was established. Share options may be granted with an exercise price of not less than 100% of the market value of the shares at the time of the grant. One third of the shares generally vest at the anniversary of each of the third, fourth and fifth years after the grant date and the share options expire after 10 years. Unvested share options are subject to forfeiture upon termination of employment. Cancelled options are options cancelled by mutual agreement between the employer and the employee. This plan is classified as cash-settled as the Group has the obligation to settle the share-based payment transaction.

c)	Naspers Global Ecommerce

On June 19, 2014, the Naspers Global Ecommerce plan was established. SARs may be granted with an exercise price of not less than 100% of the fair value of the SARs at the time of the grant. One fifth of the SARs generally vest at the anniversary of each of the first, second, third, fourth and fifth years after the grant date of the SARs and expire after 10 years. Unvested SARs are subject to forfeiture upon termination of employment. Cancelled SARs are SARs cancelled by mutual agreement between employer and employee. This plan is classified as Cash-settled. Movements in terms of the group’s significant share appreciation rights plans are as follows:

	2015						2016
Particulars	Number of SARS			WACC			Number of SARS			WACC
	MIH Mauritius	Naspers Global Ecommerce	Ibibo E-commerce (SARs)	MIH Mauritius	Naspers Global Ecommerce	Ibibo E-commerce (SARs)	MIH Mauritius	Naspers Global Ecommerce	Ibibo E-commerce (SARs)	MIH Mauritius	Naspers Global Ecommerce	Ibibo E-commerce (SARs)
Outstanding at 1 April	24,176	—	6,053,470	19.71	—	3.53	25,011	6,936	6,188,561	25.89	—	3.85
Movements (In Out)	—	—	—	—	—	—	—	—	77,300	—	—	5.83
Granted	—	6,936	837,627	—	—	5.61	—	1,402	1,556,852	—	—	6.37
Exercised	—	—	(91,570)	—	—	3.06	—	(1,625)	(97,701)	—	—	3.66
Forfeited	—	—	(335,980)	—	—	4.04	(835)	(668)	(750,416)	135.12	—	5.37
Expired	—	—	—	—	—	—	—	—	—	—	—	—
Cancelled	—	—	—	—	—	—	—	—	—	—	—	—
Outstanding at 31 December	24,176	6,936	6,463,547	19.71	—	3.78	24,176	6,045	6,974,596	22.12	—	4.27

Available to be implemented at 31 December	18,105	—	1,636,038	18.71	—	324	24,176	—	2,577,904	22.12	—	3.40

On consummation of the proposed transaction as defined under note 2 on the basis of preparation of these Carve-out combined interim financial statements, the share based payment arrangement mentioned above has undergone a change and the eligible employees of Ibibo Group are entitled to participate in the share based payment arrangements of MakeMyTrip Limited.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

27)	BUSINESS COMBINATION

During the 9 months period ended December 31, 2016 the Group has acquired 50.90% stake on June 9, 2016 in Empresa Digital Peruana SAC, a Peru company in the business of operating bus ticketing platform for consideration of SGD 3,098,790.

The assets and liabilities recognized as a result of the acquisition are as follows:

Particulars	Fair Value SGD	Fair Value USD
Cash and cash equivalents	3,132,492	2,164,968
Trade and other receivables	169,884	117,413
Property, plant, and equipment	707	488
Trade and other payables	(477,028)	(329,690)

Net identifiable assets acquired	2,826,055	1,953,179

Less: Non Controlling Interest	(1,387,593)	(959,011)
Add: Goodwill	1,660,328	1,147,507

Consideration	3,098,790	2,141,675

The carrying value of the acquired assets and liabilities has been considered as fair value by the management. The goodwill is attributable to Empresa Digital Peruana SAC strong position and synergies expected to arise after the Group’s acquisition of the new subsidiary. The acquisition is expected to increase the Group’s presence in Latin America.

28)	CONTINGENT LIABIILITIES

An investigation has been initiated and a show cause noticed has been served by Directorate General of Central Excise Intelligence, or (DGCEI), for the period from November 2013 to March 2016 for service tax on certain matters raising a demand of SGD 52,054,474 (As at March 31, 2016: SGD 49,793,143) excluding interest and penalty. The matters are industry-wide issues and involve a complex interpretation of the law. The Group has made pre-deposits of SGD 1,384,513 under protest. Group had filed a writ before the Delhi High Court seeking injunctive relief against inappropriate action taken by DGCEI and the same was decided in Group’s favor. The department has appealed against the order of the Delhi High Court before the Supreme Court of India and the matter is currently sub-judis. The Group believes that the Group has a strong case in its favor and is taking all possible legal measures to secure appropriate orders of relief from the courts.

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

29)	RELATED PARTIES

For the purpose of the Carve-out combined interim financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Name of Entity	Type of Entity	Place of business/country of incorporation
MIH B2C Holdings B.V	Holding	Netherlands

Name of Entity	Type of Entity	Place of business/ country of
TCH Purple Limited	Shareholder	British Virgins Islands
Myriad International Holdings BV	Entity under common control	Netherlands
Multichoice Support Services (Pty) Ltd	Entity under common control	South Africa
Gaadi Web Private Ltd (Till September 22, 2014)	Subsidiary	India
Tek Travels Private Limited	Entity under common control	India
PayU Payments Private Limited	Associate	India
10C India Private Limited	Entity under common control	India
MIH Internet India Private Limited	Entity under common control	India
Tek Travel JLT	Entity under common control	U.A.E
Tradus Allegro AG	Entity under common control	Poland
MIH (Malta) Limited	Entity under common control	Malta

Name of Key Management Personnel

Mr. Ashish Kashyap
Mr. Pankaj Jain
Mr. Sanjay Bhasin
Mr. Leroux Neethling (Till October 12, 2015)
Mr. Oliver Minho Rippel
Mr. Rogar Clark Rabalais (From October 12, 2015)

Nature	As at March 31, 2016	As at December 31, 2016
Payables	160,933	130,595
Receivables	395,546	1,179,308

Nature	For the period of 9 months ended
	December’15	December’16
Revenue	361,907	864,597
Cost of providing services	1,792,515	278,751
Payment gateway charges	7,648,235	9,411,374
Rent	198,139	191,021

Total	10,000,796	10,745,743

Ibibo Group Holdings (Singapore) Pte. Ltd.

Condensed carve-out combined interim financial statements

Transactions with Key Management Personnel:

Key Management Personnel compensation*

Particulars	For the 9 months period ended December, 31
	2015	2016	2016
	Amounts in SGD	Amounts in SGD	Amounts in USD
Remuneration paid	1,260,232	1,369,685	946,634

ESOP, Gratuity, deferred bonus and Leave encashment has been charged on a group basis based on separate valuation and separate figures applicable to an individual employee are not available and accordingly, the same has not been considered in the above computation.